September 18, 2012

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 4, 2012

Oi S.A.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 001-15256

Dear Mr. Spirgel:

By letter dated September 4, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 27, 2012 (the “2011 Form 20-F”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2011 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2011

Consolidated Statement of Cash Flows, page F-6

1.	We note your response to comment 1 however we remain unclear regarding your basis under IFRS for recording the inflation adjustments. Please explain to us, in detail, how you evaluated the guidance in IAS 29 when determining that adjustments for inflation are appropriate in light of the fact that Brazil does not appear to be a hyperinflationary economy. If you are relying upon any other guidance, please also refer us to this.

The Company advises the Staff that the Brazilian economy is not considered to be hyperinflationary pursuant to the criteria set-forth in IAS 29. As a result, the Company does not apply IAS 29 to its financial statements.

The “inflation” adjustments as referred to in the Company’s financial statements are amounts that the Company will pay, in the case of liabilities, or receive, in the case of assets, to or from the respective counterparties based on the period of time over which the asset or liability is held and the inflation index applied pursuant to the respective contractual terms, Brazilian law or judicial decision. These amounts are similar to interest charges. Following is a description of these assets and liabilities:

i.	Provisions for pension funds are accrued based on actuarial assumptions, which include the estimated inflation;

ii.	Licenses and concessions payable balances are adjusted for inflation based on the respective license and concession agreements;

iii.	Related parties and private debentures receivables from Telemar Norte Leste S.A. (“TMAR”) are adjusted for inflation based on the related contracts;

iv.	Amounts due, with respect to the tax refinancing program, are adjusted for inflation based on the respective federal tax legislation; and

v.	Labor, tax and civil provisions for contingencies and the corresponding judicial deposits are adjusted for inflation based on specific court decisions and the respective labor, tax (Federal, State and Municipal) and civil legislation in force.

The Company believes that, in accordance with IAS 39, since these inflation indexes are Brazilian indexes, the embedded inflation-indexed payments in these assets and liabilities would not be accounted for separately because the rates of inflation used are in the same economic environment of the Company.

The Company proposes to include the following disclosures in future filings, in the Significant Accounting Policies footnote:

Financial income and expenses – Includes income and expense arising from inflation adjustments relating to assets and liabilities that are inflation indexed in accordance with the respective contractual terms, law or judicial decision.

2.	Regarding your response to comment 2, please disclose in future filings your accounting policies for expired dividends. Also, in light of the significance of expired dividends to your results of operations, please discuss the impact of expired dividends on your results of operations within your discussions of operating results. Quantify in this discussion the amount of declared dividends that you anticipate will be considered as expired dividends in the following year.

In connection with our response provided on the letter dated August 16, 2012, the Company intends to include disclosures in future filings to more clearly describe the accounting policy for expired dividends, as well as to discuss the impact of expired dividends on our results of operations, as suggested by the Staff.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Sérgio Aguiar at +55 21 3131-1429, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Oi S.A.

cc:	Dean Suehiro, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

Paul Fischer, Staff Attorney

Securities and Exchange Commission